 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 15, 1997

                                                REGISTRATION NO. 333-33381
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ---------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ---------------
                        TOTAL RENAL CARE HOLDINGS, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

        DELAWARE                    8092                51-0354549
                              (PRIMARY STANDARD      (I.R.S. EMPLOYER
     (STATE OR OTHER             INDUSTRIAL         IDENTIFICATION NO.)
     JURISDICTION OF         CLASSIFICATION CODE
    INCORPORATION OR               NUMBER)
      ORGANIZATION)

                           21250 HAWTHORNE BOULEVARD
                        TORRANCE, CALIFORNIA 90503-5517
                                (310) 792-2600
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ---------------
                                 JOHN E. KING
                            CHIEF FINANCIAL OFFICER
                        TOTAL RENAL CARE HOLDINGS, INC.
                     21250 HAWTHORNE BOULEVARD, SUITE 800
                        TORRANCE, CALIFORNIA 90503-5517
                                (310) 792-2600
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ---------------
                                  COPIES TO:
          CYNTHIA M. DUNNETT                    JONATHAN H. GRUNZWEIG
          RIORDAN & MCKINZIE            SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
  300 SOUTH GRAND AVENUE, 29TH FLOOR     300 SOUTH GRAND AVENUE, SUITE 3400
     LOS ANGELES, CALIFORNIA 90071          LOS ANGELES, CALIFORNIA 90071
            (213) 629-4824                         (213) 687-5000


                               ---------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As promptly as practicable following the effective date of this Registration Statement.

  If the only securities being registered on this Form S-3 are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being offered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               SUBJECT TO COMPLETION, DATED AUGUST 15, 1997

PROSPECTUS
AUGUST  , 1997

                             2,600,524 SHARES
             [LOGO OF TOTAL RENAL CARE HOLDINGS, INC. APPEARS HERE]
                                  COMMON STOCK

  The 2,600,524 shares of Common Stock being offered hereby (the "Offering") are being sold by the Selling Stockholders. See "Selling Stockholders." Total Renal Care Holdings, Inc. (the "Company") will not receive any proceeds from the sale of Common Stock by the Selling Stockholders.

  The Common Stock is listed on the New York Stock Exchange under the symbol "TRL." On August 13, 1997 the closing price for the Common Stock as reported on the New York Stock Exchange was $43.4375 per share.

  SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
 ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------

                                         PRICE     UNDERWRITING    PROCEEDS TO
                                         TO THE   DISCOUNTS AND    THE SELLING
                                         PUBLIC   COMMISSIONS(1) STOCKHOLDERS(2)
--------------------------------------------------------------------------------
Per Share............................    $            $              $
Total................................  $            $              $

--------------------------------------------------------------------------------

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses estimated at $200,000, all of which are payable by the Selling Stockholders.

  The shares of Common Stock are being offered by the Underwriter, subject to prior sale when, as and if delivered to and accepted by the Underwriter and subject to various prior conditions, including their right to reject orders in whole or in part. It is expected that delivery of share certificates will be made in New York, New York on or about August , 1997.

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITER MAY BID FOR AND PURCHASE SHARES OF COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). A copy of the reports and other information filed by the Company with the Commission may be inspected without charge at the offices of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the Commission: the Midwest Regional Office at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and the Northeast Regional Office at 13th Floor, 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such reports and other information concerning the Company are also available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. In addition the Commission maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission.

  The Company has filed with the Commission a registration statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement.

                      DOCUMENTS INCORPORATED BY REFERENCE

  The following documents filed by the Company with the Commission are incorporated herein by reference:

  (1) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

  (2) The Company's Quarterly Report on Form 1O-Q for the quarter ended March 31, 1997;

  (3) The Company's Quarterly Report on Form 1O-Q for the quarter ended June 30, 1997;

  (4) The description of the Common Stock contained in the Company's Form 8-A dated October 23, 1995; and

  (5) All documents subsequently filed by the Company with the Commission pursuant to Section 13(a), (c), 14 or 15(d) of the Exchange Act and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  Copies of all documents which are incorporated herein by reference (not including the exhibits to such information, unless such exhibits are specifically incorporated by reference in such information) will be provided without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request. Copies of this Prospectus, as amended or supplemented from time to time, and any other documents (or parts of documents) that constitute part of the Prospectus under
Section 10(a) of the Securities Act will also be provided without charge to each such person, upon written or oral request. Requests should be directed to Total Renal Care Holdings, Inc., Attention: John E. King, 21250 Hawthorne Boulevard, Suite 800, Torrance, California 90503-5517, telephone number (310) 792-2600.

                                  THE COMPANY

  Total Renal Care Holdings, Inc. is the third largest provider of high-quality dialysis and related services in the United States for patients suffering from chronic kidney failure, also known as end stage renal disease ("ESRD"). As of the date of this Prospectus, the Company provides dialysis and ancillary services to more than 12,900 patients through a network of 171 outpatient dialysis facilities in 17 states, as well as Washington, D.C., Guam and the United Kingdom. In addition, the Company provides inpatient dialysis services at 118 hospitals. The Company has implemented an aggressive growth strategy since its recapitalization and change in ownership in August 1994, adding 134 outpatient dialysis facilities to its network as well as 90 hospital inpatient contracts. 32 of the outpatient dialysis facilities and 30 of these hospital inpatient contracts have been added in the first six months of 1997. The Company has also expanded its in-house ancillary services to include ESRD laboratory and pharmacy facilities, as well as vascular access management, transplant services programs and ESRD clinical research programs. The increase in the number of facilities and hospital contracts, combined with the enhancement of the Company's ancillary businesses, has resulted in an increase in net operating revenues of 68.8% to $193.8 million in the six months ended June 30, 1997 as compared to the same period in the previous year. Since the Company's most recent equity offering in November 1996 the Company has acquired 29 facilities servicing more than 3,200 patients, including four facilities servicing approximately 340 patients since July 1, 1997.

  The Company's growth strategy is focused on establishing strong regional networks of clustered facilities that provide comprehensive care for ESRD patients. The Company believes that this approach enhances its operating efficiency and positions the Company to be a leader in a health care environment increasingly influenced by managed care. The Company strives to continue its growth and margin improvement by (i) expanding its existing networks and by creating new regional facility networks through acquisitions, the development of new facilities ("de novo" developments) and the formation of hospital alliances, (ii) forming strategic alliances with physicians and managed care organizations, (iii) expanding the range of ancillary services it provides to patients, (iv) continuously improving the quality of care provided through the Company's Quality Management Program and (v) maximizing operating efficiencies and utilization. As part of the Company's growth strategy, it has begun development of operations in various overseas markets.

RECENT EVENTS

  Six-Month Financial Results. Revenues increased 69% to $193.8 million in the first six months of 1997 from $114.8 million in the corresponding period of 1996. Earnings increased 67% to $16.7 million, up from $10.0 million for the corresponding period of 1996, and earnings per share increased 53% to $0.61 on
27.2 million weighted average shares outstanding for the six-month period ended June 30, 1997, compared with earnings per share of $0.40 on 24.8 million weighted average shares outstanding for the six-month period ended June 30, 1996.

  Acquisitions/New Programs. Since July 1, 1997, the Company has acquired four facilities servicing approximately 340 patients in separate transactions. The Company has also signed definitive agreements to acquire facilities servicing approximately 660 additional patients. In addition, the Company has entered into six agreements in principle to acquire facilities servicing approximately 870 patients. Although there can be no assurance that the transactions will be consummated, the Company currently expects that each transaction for which a definitive agreement has been signed will close in the third quarter and the balance over the remainder of the year.

  The Company recently acquired the Drug Evaluation Unit from the Minneapolis Medical Research Foundation and thereby created Total Renal Research, Inc. ("TRR"). TRR is a leading ESRD clinical research company specializing in renal and renal-related studies. Headquartered in Minneapolis, Minnesota, TRR has its core clinical site in the Hennepin County Medical Center and plans to expand to multiple sites, initially throughout the U.S. TRR conducts tolerance and pharmocokinetics studies as well as Phase I through IV clinical trials.

  The Company has recently committed to utilizing, system-wide and worldwide, Health Outcomes Management Evaluation and Research ("HOMER") software from SSI Health Systems, Inc. With its process-centered approach, HOMER relates treatment parameters to patient problems, creating a versatile and powerful outcomes database for clinical patient encounters. Management expects that managed care reporting, outcomes analysis and risk assessment will be natural extensions of HOMER.

  Credit Facilities. In August 1997, the Company entered into a commitment to replace its $400 million bank credit facility with an aggregate of $1 billion in two senior bank facilities (the "Senior Credit Facilities"). The Senior Credit Facilities consist of a seven-year $800 million revolving credit facility and a ten-year $200 million term facility. The Company has also committed to enter into an additional forward interest swap agreement with a notional amount of $200 million for a ten-year period beginning September 30, 1997. In November 1996, the Company entered into a seven-year $100 million interest swap, of which $15 million was on a forward basis commencing in February 1997. There can be no assurance that the Company will consummate the transactions related to the Senior Credit Facilities or the swap agreement. See "Underwriting."

  1997 Federal Budget. The Balanced Budget Act signed August 5, 1997 by President Clinton included provisions: (1) providing for a permanent extension to thirty months (from eighteen months) of the Medicare secondary payor requirement for items and services furnished to ESRD patients by their existing Employer Group Health Plan ("EGHP"), effective for all patients who are still in their eighteen month EGHP coordination period as of August 5, 1997; and (2) specifying that where payment for drugs (other than EPO (defined below)) is not made on a cost or prospective payment basis, the payment would equal 95% of the Average Wholesale Price (as defined in federal laws and regulations).

  The Company is a Delaware corporation. The Company's offices are located at 21250 Hawthorne Boulevard, Torrance, California 90503-5517 and its telephone number is (310) 792-2600.

                                 RISK FACTORS

  In evaluating the Company and its business, prospective investors should carefully consider the following risk factors in addition to the other information contained herein. This Prospectus and the materials incorporated herein by reference contain statements that constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements relate to future events or the future financial performance of the Company and involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, those discussed below, and such factors could cause actual results to differ materially from those indicated by such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this Prospectus or the materials incorporated herein by reference will in fact transpire.

DEPENDENCE ON MEDICARE, MEDICAID AND OTHER SOURCES OF REIMBURSEMENT

  The Company is reimbursed for dialysis services primarily at fixed rates established in advance under the Medicare End Stage Renal Disease program. Under this program, once a patient becomes eligible for Medicare reimbursement, Medicare is responsible for payment of 80% of the composite rates determined by the Health Care Financing Administration ("HCFA") for dialysis treatments. Since 1972, qualified patients suffering from ESRD have been entitled to Medicare benefits regardless of age or financial circumstances. Approximately 61% of the Company's net patient revenues during its fiscal year ended December 31, 1996, and approximately 59% during the six months ended June 30, 1997 were funded by Medicare. Since 1983, numerous Congressional actions have resulted in changes in the Medicare composite reimbursement rate from a national average of $138 per treatment in 1983 to a low of $125 per treatment on average in 1986 and to approximately $126 per treatment on average at present. The Company is not able to predict whether future rate changes will be made. Reductions in composite rates could have a material adverse effect on the Company's revenues and net earnings. Furthermore, increases in operating costs that are subject to inflation, such as labor and supply costs, without a compensating increase in prescribed rates, may adversely affect the Company's earnings in the future. The Company is also unable to predict whether certain services, as to which the Company is currently separately reimbursed, may in the future be included in the Medicare composite rate.

  Since June 1, 1989, the Medicare ESRD program has provided reimbursement for the administration to dialysis patients of erythropoietin ("EPO"). EPO is beneficial in the treatment of anemia, a medical complication frequently experienced by dialysis patients. Many of the Company's dialysis patients receive EPO. Revenues from EPO (the substantial majority of which are reimbursed through Medicare and Medicaid programs) were approximately $55.1 million, or 20% of net patient revenues, in its fiscal year ended December 31, 1996, and were $38.9 million, or 20% of net patient revenues, during the six months ended June 30, 1997. EPO reimbursement significantly affects the Company's net income. Medicare reimbursement for EPO was reduced from $11 to $10 per 1,000 units for services rendered after December 31, 1993. EPO is produced by a single manufacturer, and any interruption of supply or product cost increases could adversely affect the Company's operations. Prices paid for EPO by the Company, its public competitors, and other dialysis providers are presently the subject of a pricing survey being conducted on behalf of HCFA.

  All of the states in which the Company currently operates dialysis facilities provide Medicaid (or comparable) benefits to qualified recipients to supplement their Medicare entitlement. Approximately 6% of the Company's net patient revenues during the fiscal year ended December 31, 1996 and 8% of its net patient revenues during the six month period ended June 30, 1997 were funded by Medicaid or comparable state programs. The Medicaid programs are subject to statutory and regulatory changes, administrative rulings, interpretations of policy and governmental funding restrictions, all of which may have the effect of decreasing program payments, increasing costs or modifying the way the Company operates its dialysis business.

  Approximately 33% of the Company's net patient revenues during the fiscal year ended December 31, 1996, and 33% of the Company's net patient revenues during the six months ended June 30, 1997 were from sources other than Medicare and Medicaid. These sources include payments from third-party, non-government payors, at rates that generally exceed the Medicare and Medicaid rates, and payments from hospitals with which the Company has contracts for the provision of acute dialysis treatments. Any restriction or reduction of the Company's ability to charge for such services at rates in excess of those paid by Medicare would adversely affect the Company's net operating revenues and net income. The Company is unable to quantify or predict the degree, if any, of the risk of reductions in payments under these various payment plans. The Company is a party to non-exclusive agreements with certain third-party payors and termination of such third-party agreements could have an adverse effect on the Company.

OPERATIONS SUBJECT TO GOVERNMENT REGULATION

  The Company is subject to extensive regulation by both the federal government and the states in which the Company conducts its business. The Company is subject to the illegal remuneration provisions of the Social Security Act and similar state laws, which impose civil and criminal sanctions on persons who solicit, offer, receive or pay any remuneration, directly or indirectly, for referring a patient for treatment that is paid for in whole or in part by Medicare, Medicaid or similar state programs. In July 1991 and November 1992, the federal government published regulations that provide exceptions or "safe harbors" for certain business transactions. Transactions that are structured within the safe harbors are deemed not to violate the illegal remuneration provisions. Transactions that do not satisfy all elements of a relevant safe harbor do not necessarily violate the illegal remuneration statute, but may be subject to greater scrutiny by enforcement agencies. Neither the arrangements between the Company and the physician directors of its facilities ("Medical Directors") nor the minority ownership interests of referring physicians in certain of the Company's dialysis facilities meet all of the necessary requirements to obtain full protection afforded by these safe harbors. Although the Company has never been challenged under these statutes and believes it complies in all material respects with these and all other applicable laws and regulations, there can be no assurance that the Company will not be required to change its practices or relationships with its Medical Directors or with referring physicians holding minority ownership interests or that the Company will not experience material adverse effects as a result of any such challenge.

  The Omnibus Budget Reconciliation Act of 1989 includes certain provisions ("Stark I") that restrict physician referrals for clinical laboratory services to entities with which a physician or an immediate family member has a "financial relationship." In August 1995, HCFA published regulations interpreting Stark I. The regulations specifically provide that services furnished in an ESRD facility that are included in the composite billing rate are excluded from the coverage of Stark I. The Company believes that the language and legislative history of Stark I indicate that Congress did not intend to include laboratory services provided incidental to dialysis services within the Stark I prohibition; however, laboratory services not included in the Medicare composite rate could be included within the coverage of Stark I. Violations of Stark I are punishable by civil penalties which may include exclusion or suspension of a provider from future participation in Medicare and Medicaid programs and substantial fines. Due to the breadth of the statutory provisions, it is possible that the Company's practices might be challenged under this law. A broad interpretation of Stark I would apply to the Company's competitors as well.

  The Omnibus Budget Reconciliation Act of 1993 includes certain provisions ("Stark II") that restrict physician referrals for certain "designated health services" to entities with which a physician or an immediate family member has a "financial relationship." The Company believes that the language and legislative history of Stark II indicate that Congress did not intend to include dialysis services and the services and items provided incident to dialysis services within the Stark II prohibitions; however, certain services, including the provision of, or arrangement and assumption of financial responsibility for, outpatient prescription drugs, including EPO, and clinical laboratory services, could be construed as designated health services within the meaning of Stark II. Violations of Stark II are punishable by civil penalties, which may include exclusion or suspension of the provider from future participation in Medicare and Medicaid programs and substantial fines. Due to the breadth of the statutory provisions and the absence of regulations or court decisions addressing the specific arrangements by which the Company conducts its business, it is possible that the Company's practices might be challenged under these laws. A broad interpretation of Stark II to include dialysis services and items provided incident to dialysis services would apply to the Company's competitors as well.

  A California statute that became effective January 1, 1995 makes it unlawful for a physician who has, or a member of whose immediate family has, a financial interest with or in an entity to refer a person to that entity for, among other services, laboratory services. The Company currently operates centers in California, which account for a significant percentage of net operating revenues. Although the Company does not believe that the statute is intended to apply to laboratory services that are provided incident to dialysis services, it is possible that the statute could be interpreted to apply to such laboratory services. If the California statute were so interpreted, the Company would be required to restructure some or all of its relationships with referring physicians who serve as Medical Directors of the Company's facilities and with the physicians who hold minority interests in certain of the Company's facilities. The Company also operates dialysis facilities and provides laboratory services in Virginia, Georgia, Florida, Illinois, Minnesota, Maryland, Michigan, New York and Puerto Rico all of which have so-called "fraud and abuse" statutes which regulate the Company's relationships with physicians.

  At present, ESRD patients eligible for California's Medicaid program, MediCal, are reimbursed for their transportation costs relating to ESRD treatments. If this practice is deemed to violate applicable federal or state law, the Company may be forced to halt this practice and the Company cannot predict the effect the foregoing would have on the desire of such patients to use the Company's services.

  The Company's two licensed clinical laboratories are also subject to extensive federal and state regulation of performance standards, including the provisions of The Clinical Laboratory Improvement Act of 1967 and The Clinical Laboratory Improvement Amendments of 1988 Act, as well as the federal and state regulations described above. The Company's laboratory subsidiary is presently the subject of a third-party carrier review and a State of Florida Medicaid review. The reviewing entities have requested medical and billing records for certain patients, and the Company has provided the requested records. Neither the third-party carrier nor Florida Medicaid has informed the Company of the reason for or the nature or scope of its review.

  A number of proposals for health care reform have been made in recent years, some of which have included radical changes in the health care system. Health care reform could result in material changes in the financing and regulation of the health care business, and the Company is unable to predict the effect of such changes on its future operations. It is uncertain what legislation on health care reform, if any, will ultimately be implemented or whether other changes in the administration or interpretation of governmental health care programs will occur. There can be no assurance that future health care legislation or other changes in the administration or interpretation of governmental health care programs will not have a material adverse effect on the results of operations of the Company.

RISKS INHERENT IN GROWTH STRATEGY

  Beginning after the recapitalization in August 1994, which effected a change in ownership, the Company has had an aggressive growth strategy. This growth strategy is dependent on the continued availability of suitable acquisition candidates and subjects the Company to the risks inherent in assessing the value, strengths and weaknesses of acquisition candidates, the operations of acquired companies and identifying suitable locations for additional facilities. The Company's growth is expected to place significant demands on the Company's financial and management resources. In recent years, acquisition prices and competition for facilities has increased. To the extent the Company is unable to acquire or develop facilities in a cost-effective manner, its ability to expand its business and enhance results of operations would be adversely affected. In addition, although the Company believes it has a demonstrable track record of integrating the operations of acquired companies with its historic operations, the process for integrating acquired operations, particularly for newly acquired regional clusters, presents a significant challenge to the Company's management and may lead to unanticipated costs or a diversion of management's attention from day-to-day operations. There can be no assurance that the Company will be able to continue its growth strategy or that this strategy will ultimately prove successful. A failure to successfully continue its growth strategy could have an adverse effect on the Company's results of operations.

COMPETITION

  The dialysis industry is fragmented and highly competitive, particularly in terms of acquisitions of existing dialysis facilities and developing relationships with referring physicians. Certain of the Company's competitors have substantially greater financial resources than the Company and may compete with the Company for acquisitions of facilities in markets targeted by the Company. Competition for acquisitions has increased the cost of acquiring existing dialysis facilities. The Company has from time to time experienced competition from referring physicians who have opened their own dialysis facilities. A portion of the Company's business consists of monitoring and providing supplies for ESRD treatments in patients' homes. Certain physicians also provide similar services and, if the number of such physicians were to increase, the Company could be adversely affected.

DEPENDENCE ON KEY PERSONNEL

  The Company is dependent upon the services and management experience of the Company's executive officers, and accordingly has entered into employment agreements with, and provided a variety of equity incentives to, each of these executives. The Company's continued growth depends upon its ability to attract and retain skilled employees, in particular highly skilled nurses, for whom competition is intense. The Company believes that its future success will also be significantly dependent on its ability to attract and retain qualified physicians to serve as Medical Directors of its dialysis facilities. The Company does not carry key-man life insurance on any of its officers.

DEPENDENCE ON PHYSICIAN REFERRALS

  The Company's facilities are dependent upon referrals of ESRD patients for treatment by physicians specializing in nephrology and practicing in the communities served by the Company's dialysis facilities. As is generally true in the dialysis industry, at each facility one or a few physicians account for all or a significant portion of the patient referral base. The loss of one or more key referring physicians at a particular facility could have a material adverse effect on the operations of that facility and could adversely affect the Company's overall operations. Referring physicians own minority interests in certain of the Company's dialysis facilities. If such interests are deemed to violate applicable federal or state law, such physicians may be forced to dispose of their ownership interests. The Company cannot predict the effect such dispositions would have on its business. See "--Operations Subject to Government Regulation."

POSSIBLE VOLATILITY OF STOCK PRICE

  The trading price and volume of the Common Stock historically has been and could in the future be subject to significant fluctuations in response to many factors, including quarter-to-quarter variations in operating results, changes in earnings estimates by analysts, changes in federal or state regulation of services provided by the Company or reimbursement rates for such services, competition, general market conditions and other events or factors.

ANTITAKEOVER PROVISIONS

  The Company's Certificate of Incorporation and Bylaws include several provisions which may have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management of the Company, or limiting the ability of stockholders to approve transactions that they may deem to be in their best interests, including (i) a provision requiring that any action required or permitted to be taken by stockholders of the Company must be effected at a duly called annual or special meeting of stockholders and may not be effected by written consent, and (ii) a provision requiring at least 60 days' advance notice by a stockholder of a proposal or director nomination which such stockholder desires to present at any annual or special meeting of stockholders. In addition, pursuant to the Company's Certificate of Incorporation the Board of Directors has the authority to issue up to 5,000,000 shares of Preferred Stock and to determine the rights and preferences of such Preferred Stock without the need for further stockholder approval. The Company has no present plans to issue any shares of Preferred Stock.

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

  Substantially all of the shares of Common Stock that are outstanding are available for immediate sale in the public market (subject to certain resale limitations under Rule 144 of the Securities Act). Sales of substantial amounts of Common Stock into the public market or the perception that such sales could occur, could adversely affect the prevailing market price for the Common Stock and the ability of the Company to raise equity capital. The Company can make no prediction as to the effect, if any, that sales of shares of its Common Stock, or the availability of shares for future sale, will have on the market price of the Common Stock prevailing from time to time. Such sales may also make it more difficult for the Company to sell equity securities or equity-related securities at a time and price that it deems appropriate. Certain stockholders of the Company are also entitled to registration rights. See "Selling Stockholders."

                                USE OF PROCEEDS

  All of the Shares offered hereby being offered by the Selling Stockholders and, accordingly, the Company will receive none of the proceeds therefrom.

                           THE SELLING STOCKHOLDERS

  The following table sets forth, with respect to the Selling Stockholders, the number of shares of Common Stock owned by each Selling Stockholder prior to this offering, the number of shares of Common Stock offered for each Selling Stockholder's account and the number of shares held by each Selling Stockholder after the anticipated completion of this offering.

                                             SHARES OF
                           SHARES OF COMMON   COMMON
                          STOCK OWNED PRIOR    STOCK   SHARES AFTER COMPLETION
                           TO THIS OFFERING   OFFERED      OF THIS OFFERING
                          ------------------ --------- ---------------------------
    NAME OF SELLING
      STOCKHOLDER         NUMBER  PERCENTAGE  NUMBER     NUMBER       PERCENTAGE
    ---------------       ------- ---------- --------- ------------- -------------
Victor M.G. Chaltiel
 (1)....................  910,514    3.4%     350,000        560,514      2.1%
Leonard W. Frie (2).....   87,441     *        40,000         47,441        *
Mary Ellen Chambers
 (3)....................   76,316     *        50,000         26,316        *
Barry C. Cosgrove (4)...   80,670     *        60,000         20,670        *
Sidney J. Kernion (5)...   32,693     *        15,000         17,693        *
John E. King (6)........   24,112     *        15,000          9,112        *
Stan M. Lindenfeld, M.D.
 (7)....................   30,402     *        26,290          4,112        *
Lois A. Mills, R.N.
 (8)....................   36,047     *        20,000         16,047        *
DLJ Merchant Banking
 Partners, L.P. and
 related stockholders (9)
  DLJ Merchant Banking
   Partners, L.P. ......  951,588    3.6%     951,588              0          --
  DLJ International
   Partners, C.V........  427,134    1.6%     427,134              0          --
  DLJ Offshore Partners,
   C.V. ................   24,765     *        24,765              0          --
  DLJ First ESC, LLC....  237,711     *       237,711              0          --
  DLJ Merchant Banking
   Funding, Inc. .......  383,036    1.4%     383,036              0          --

--------
 *  Amount represents less than 1% of the Company's Common Stock.
(1) Mr. Chaltiel has been the Chairman, CEO and President and a director of the Company since August 1994.
(2) Mr. Frie has been Executive Vice President and Chief Operating Officer of the Company since August 1994.
(3) Ms. Chambers has been Vice President, Managed Care for the Company since August 1994.
(4) Mr. Cosgrove has been Vice President, General Counsel and Secretary of the Company since August 1994.
(5) Mr. Kernion has served as Vice President, Operations--Eastern Division of the Company since August 1994.
(6) Mr. King has been Vice President, Finance and Chief Financial Officer of the Company since April 1994.
(7) Dr. Lindenfeld has served as Vice President, Quality Management and Integrated Programs of the Company since January 1995 and has served as a Medical Director for the Company or its subsidiary since 1981.
(8) Ms. Mills has been a Vice President, Operations--Western Division of the Company since August 1994.
(9) Each of these stockholders is a related investor (collectively, the "Related Investors") and is affiliated with Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"). The Company, DLJ Merchant Banking Partners, L.P. ("DLJMBP"), certain members of management and NME Properties Corp. ("NME"), a wholly-owned subsidiary of Tenet Healthcare Corporation ("Tenet"), entered into a shareholders' agreement (as amended, the "Shareholders' Agreement") in August 1994 pursuant to which, among other provisions, DLJMBP had the right to nominate four of the five members of the Company's board of directors. Although this right has terminated, an affiliate of DLJMBP continues to serve on the Company's board of directors. The Shareholders' Agreement further provides for certain registration rights (including in favor of the Related Investors) and for restrictions on transfers of Common Stock, certain rights of first refusal in favor of DLJMBP in the event NME proposes to transfer shares of Common Stock and certain rights and obligations of NME to participate in transfers of shares by DLJMBP (which have been waived in connection with this offering). DLJ and certain of its affiliates from time to time perform various investment banking and other services for the Company, for which the Company pays customary consideration. See "Underwriting."

                     SELECTED FINANCIAL AND OPERATING DATA

  The following table presents selected consolidated financial and operating data of the Company for the periods indicated. The consolidated financial data as of May 31, 1992, 1993, 1994 and 1995 and as of December 31, 1995 and 1996
and for each of the years in the four year period ended May 31, 1995, the seven month period ended December 31, 1995, and the year ended December 31, 1996 have been derived from the Company's audited consolidated financial statements. The consolidated financial data as of June 30, 1997 and for the seven months ended December 31, 1994, the year ended December 31, 1995 and the six month periods ended June 30, 1996 and 1997 are unaudited and include all adjustments consisting solely of normal recurring adjustments necessary to present fairly the Company's results of operations for the period indicated. The results of operations for the six month periods ended June 30, 1996 and 1997 are not necessarily indicative of the results which may occur for the full fiscal year. The following financial and operating data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and the notes thereto and the other information incorporated herein by reference. See "Documents Incorporated by Reference."

                                                         SEVEN MONTHS
                                                             ENDED               YEAR ENDED           SIX MONTHS ENDED
                           YEARS ENDED MAY 31,          DECEMBER 31,(1)         DECEMBER 31,              JUNE 30,
                     -------------------------------    ------------------    --------------------    -----------------
                      1992    1993    1994    1995       1994       1995        1995        1996        1996     1997
                     ------- ------- ------- -------    -------    -------    --------    --------    -------- --------
                                        (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT
 DATA:(2)
Net operating
 revenues..........  $63,888 $71,576 $80,470 $98,968    $53,593    $89,711    $134,843    $272,947    $114,820 $193,782
                     ------- ------- ------- -------    -------    -------    --------    --------    -------- --------
Facility operating
 expenses..........   45,599  49,440  56,828  65,583     36,012     57,406      86,977     183,987      76,647  130,007
General and
 administrative
 expenses(3).......    4,819   5,292   7,457   9,115      4,916      7,645      11,844      19,267       8,701   13,383
Provision for
 doubtful
 accounts..........    2,118   2,050   1,550   2,371      1,363      1,811       2,819       5,496       2,333    3,881
Depreciation and
 amortization......    3,167   3,434   3,752   4,740      2,586      4,383       6,537      15,368       6,032   11,761
                     ------- ------- ------- -------    -------    -------    --------    --------    -------- --------
Total operating
 expenses..........   55,703  60,216  69,587  81,809     44,877     71,245     108,177     224,118      93,713  159,032
                     ------- ------- ------- -------    -------    -------    --------    --------    -------- --------
Operating income...    8,185  11,360  10,883  17,159      8,716     18,466      26,666      48,829      21,107   34,750
Interest expense,
 net...............      110       9      13   7,203      3,300      5,584       9,244       5.175       2,537    4,212
                     ------- ------- ------- -------    -------    -------    --------    --------    -------- --------
Income before
 income taxes,
 minority interests
 and extraordinary
 item..............    8,075  11,351  10,870   9,956      5,416     12,882      17,422      43,654      18,570   30,538
Income taxes.......    2,875   4,129   4,106   3,511      1,933      4,631       6,209      16,351       7,151   11,504
                     ------- ------- ------- -------    -------    -------    --------    --------    -------- --------
Income before
 minority interests
 and extraordinary
 item..............    5,200   7,222   6,764   6,445      3,483      8,251      11,213      27,303      11,419   19,034
Minority interests
 in income of
 consolidated
 subsidiaries......      535     775   1,046   1,593        833      1,784       2,544       3,578       1,417    2,343
                     ------- ------- ------- -------    -------    -------    --------    --------    -------- --------
Income before
 extraordinary
 item..............  $ 4,665 $ 6,447 $ 5,718 $ 4,852    $ 2,650    $ 6,467(4) $  8,669(4) $ 23,725(4) $ 10,002 $ 16,691
                     ======= ======= ======= =======    =======    =======    ========    ========    ======== ========
Income per share
 before
 extraordinary
 item..............                          $  0.22(5) $  0.08(5) $  0.36(4) $   0.52(4) $   0.92(4) $   0.40 $   0.61
                                             =======    =======    =======    ========    ========    ======== ========

                                                         SEVEN MONTHS
                               YEARS ENDED MAY 31,          ENDED      YEAR ENDED   SIX MONTHS
                         ------------------------------- DECEMBER 31, DECEMBER 31,     ENDED
                          1992    1993    1994    1995     1995(1)        1996     JUNE 30, 1997
                         ------- ------- ------- ------- ------------ ------------ -------------
OPERATING DATA:
Outpatient facilities
 (at period end)........      35      36      37      57        68           134          166
Treatments(6)........... 349,736 379,397 423,353 481,537   390,806     1,169,023      826,714
Hospitals receiving
 inpatient services
 (at period end)........      33      32      28      48        55            87          117

                                    MAY 31,                  DECEMBER 31,
                         ------------------------------     --------------- JUNE 30,
                          1992   1993    1994    1995        1995    1996     1997
                         ------ ------- ------- -------     ------- ------- --------
                                           (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:(2)
Working capital......... $8,508 $14,609 $20,064 $14,971     $54,691 $99,299 $118,951
Total assets............ 32,509  36,003  43,621  77,558     163,998 374,080  486,196
Long-term debt
 (including current
 portion)...............    437     267     198  88,142      55,894 104,616  193,180
Mandatorily redeemable
 Common Stock(7)........                          3,990
Stockholders' equity
 (deficit).............. 22,568  29,015  34,733 (30,879)(8)  82,804 230,966  250,305

--------
(1) In 1995, the Company changed its fiscal year end to December 31 from May
    31.
(2) The organization of the holding company and sale of approximately 75% of the Company in August 1994 by Tenet to DLJMBP and certain of its affiliates, management of the Company and certain holders of debt securities of the Company (the "August 1994 Transaction") and subsequent acquisitions had a significant impact on the Company's capitalization and equity securities and on the Company's results of operations. Consequently, the Balance Sheet Data as of May 31, 1995, as of December 31, 1995 and 1996 and as of June 30, 1997 and the Income Statement Data for the fiscal year ended May 31, 1995, for the seven months ended December 31, 1995, the year ended December 31, 1996 and the six month periods ended June 30, 1996 and 1997 are not directly comparable to corresponding information as of prior dates and for prior periods, respectively.
(3) General and administrative expenses for the fiscal years ended May 31, 1992, 1993 and 1994 include overhead allocations by the Company's former parent of $662,000, $235,000 and $1,458,000, respectively. The overhead allocations for the fiscal years ended May 31, 1992 and 1993 were made using a different methodology than that used in the fiscal year ended May 31, 1994 and the substantial increase in that year reflects this change in methodology rather than a change in the level of services provided. No overhead allocation was made for the period from March 1, 1994 through the closing of the August 1994 Transaction, at which time the Company began to record general and administrative expenses as incurred on a stand-alone basis. General and administrative expenses for the fiscal year ended May 31, 1994 reflect $458,000 in expenses relating to a terminated equity offering.
(4) In December 1995, the Company recorded an extraordinary loss of $2,555,000, or $0.14 per share, net of tax, on the early extinguishment of debt. In July and September 1996, the Company recorded a combined extraordinary loss of $7,700,000 or $0.30 per share, net of tax, on the early retirement of the remaining outstanding Senior Subordinated Discount Notes.
(5) Income per share before extraordinary item for the year ended May 31, 1995 and for the seven months ended December 31, 1994 is presented on a pro forma basis to give effect to the August 1994 Transaction as if it had occurred on June 1, 1994.
(6) Represents dialysis treatments provided in outpatient facilities, at home and in acute care hospitals. Home dialysis treatments are stated in hemodialysis equivalents. Only treatments rendered by the Company after the acquisition of a facility are included.
(7) Mandatorily redeemable Common Stock represents shares of Common Stock issued in certain acquisitions subject to put options that terminated upon the completion of its initial public offering of Common Stock in October 1995.
(8) In connection with the August 1994 Transaction, the Company paid a dividend to Tenet of $75.5 million.

                         DESCRIPTION OF CAPITAL STOCK

  The following summary is a description of certain provisions of the Company's Certificate of Incorporation, as amended and restated (the "Certificate of Incorporation"). Such summary does not purport to be complete and is subject to, and is qualified in its entirety by, all of the provisions of the Certificate of Incorporation.

  The Company's authorized capital stock consists of 55,000,000 shares of Common Stock, $0.001 par value, and 5,000,000 shares of Preferred Stock, $0.001 par value ("Preferred Stock").

COMMON STOCK

  As of August 1, 1997, there were 26,662,657 shares of Common Stock issued and outstanding. The Company does not anticipate paying any cash dividends on the Common Stock in the foreseeable future. The Company is subject to certain restrictions on its ability to pay dividends on the Common Stock under the Senior Credit Facility.

  Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. There are no cumulative voting rights applicable to the Common Stock.

  Subject to the preferences applicable to shares of Preferred Stock outstanding at any time, holders of shares of Common Stock are entitled to dividends, if, when and as declared by the Board of Directors from funds legally available therefor and are entitled, in the event of liquidation, to share ratably in all assets remaining after payment of liabilities and preferred stock preferences, if any.

  The authorized but unissued shares of Common Stock are available for issuance without further action by the Company's stockholders, unless such action is required by applicable law or the rules of any stock exchange on which the Common Stock may be listed. Shares of Common Stock are not redeemable and there are no sinking fund provisions.

PREFERRED STOCK

  The Certificate of Incorporation authorizes the Company's Board of Directors to establish series of Preferred Stock and to determine, with respect to any series of Preferred Stock, the voting powers, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as are stated in the resolutions of the Board of Directors providing for such series.

  The authorized but unissued shares of Preferred Stock are available for issuance without further action by the Company's stockholders. This will allow the Company to issue shares of Preferred Stock without the expense and delay of a special stockholders' meeting, unless such action is required by applicable law or the rules of any stock exchange on which the Company's securities may be listed. The Company believes that the Preferred Stock will provide flexibility in structuring possible future financing and acquisitions, and in meeting other corporate needs. Although the Company's Board of Directors has no intention at the present time of doing so, it could issue a series of Preferred Stock, the terms of which, subject to certain limitations imposed by the securities laws, impede the completion of a merger, tender offer or other takeover attempt. The Company's Board of Directors will make any determination to issue such shares based on its judgment as to the best interests of the Company and its stockholders at the time of issuance. The Company's Board of Directors, in so acting, could issue Preferred Stock having terms that could discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock.

TRANSFER AGENT

  The Company's registrar and transfer agent for the Common Stock is The Bank of New York.

                                 UNDERWRITING

  Subject to the terms and conditions contained in the Underwriting Agreement (the "Underwriting Agreement"), DLJ (the "Underwriter") has agreed to purchase from the Selling Stockholders an aggregate of 2,600,524 shares of Common Stock.

  The Underwriting Agreement provides that the obligations of the Underwriter to accept delivery of the shares of Common Stock offered hereby are subject to approval of certain legal matters by counsel and to certain other conditions. If any shares of Common Stock are purchased by the Underwriter pursuant to the Underwriting Agreement, all such shares must be purchased.

  The Underwriter has advised the Selling Stockholders that it proposes to offer the shares of Common Stock in part directly to the public initially at the Price to the Public set forth on the cover page of this Prospectus and in part to certain dealers at such price less a concession not in excess of $ per share; that the Underwriter may allow, and such dealers may reallow, a
concession not in excess of $   per share on sales to other dealers; and that
after this offering, the Price to the Public, concession and discount to dealers may be changed by the Underwriter.

  The Company and the Selling Stockholders have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriter may be required to make in respect thereof.

  Subject to certain exceptions (including certain issuances by the Company of Common Stock in connection with acquisitions), the Company, all of its executive officers and directors and certain stockholders of the Company each have agreed not to, directly or indirectly, offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any Common Stock or any securities convertible into or exercisable or exchangeable for such Common Stock or cause to be filed with the Securities and Exchange Commission a registration statement under the Securities Act to register any shares of the Common Stock or, in any manner, transfer all or a portion of the economic consequences associated with the ownership of the Common Stock without the prior written consent of DLJ for a period of 90 days after the date of this Prospectus.

  The provisions of Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. (the "NASD") apply to this offering. Under such rules, when a NASD member such as DLJ distributes an affiliated company's equity securities, one of the following two criteria must be met: (1) the price of such equity security can be no higher than that recommended by a "qualified independent underwriter" or (2) the offering is of a class of equity securities for which a "bona fide independent market" exists. See "Selling Stockholders." Because the shares of Common Stock are traded on the New York Stock Exchange, the aggregate trading volume for the twelve months immediately preceding the filing of the registration statement of which this Prospectus forms a part was at least 100,000 shares and the Company had outstanding for the twelve month period immediately preceding the filing of such registration statement a minimum of 250,000 publicly held shares, a "bona fide independent market" exists. Accordingly, the price of the Common Stock will not be passed upon by a "qualified independent underwriter."

  Pursuant to the provisions of Rule 2720 of the Conduct Rules, NASD members may not execute transactions in the shares of Common Stock offered hereby in discretionary accounts without the prior written approval of the customer.

  DLJ and certain of its affiliates from time to time perform various investment banking and other services for the Company, for which the Company pays customary consideration. See "Selling Stockholders." An affiliate of DLJ is presently a participant in and/or co-lead agent for certain of the Company's bank financing arrangements, for which it received customary consideration, and expects to do so in connection with certain proposed refinancings thereof. See "The Company."

  In connection with this offering, the Underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriter may bid for and purchase shares of Common Stock in the open market to stabilize the price of the Common Stock. These activities may stabilize or maintain the price of the Common Stock. These activities may stabilize or maintain the price of the Common
Stock above independent market levels. The Underwriter is not required to engage in these activities, and may end these activities at any time.

                                 LEGAL MATTERS

  Certain legal matters with respect to the legality of the Shares offered hereby will be passed upon for the Company by Barry C. Cosgrove, General Counsel of the Company. Certain legal matters will be passed upon for the Underwriter by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California.

                                    EXPERTS

  The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of Total Renal Care Holdings, Inc. for the year ended December 31, 1996 have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

  The consolidated statements of income, stockholders' equity and cash flows of Total Renal Care Holdings, Inc. and subsidiaries for the year ended May 31, 1994 and the related financial statement schedule have been incorporated by reference herein and in the Registration Statement in reliance on the reports of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

================================================================================

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCK-HOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECU-RITIES TO WHICH IT RELATES, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR THE SO-LICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JU-RISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information......................................................   2
Documents Incorporated by Reference........................................   2
The Company................................................................   3
Risk Factors...............................................................   5
Use of Proceeds............................................................   9
The Selling Stockholders...................................................  10
Selected Financial and Operating Data......................................  11
Description of Capital Stock...............................................  13
Underwriting...............................................................  14
Legal Matters..............................................................  15
Experts....................................................................  15

================================================================================

================================================================================

                             2,600,524 SHARES

            [LOGO OF TOTAL RENAL CARE HOLDINGS, INC. APPEARS HERE]

                        TOTAL RENAL CARE HOLDINGS, INC.

                                 COMMON STOCK

                                 -------------
                                  PROSPECTUS
                                 -------------

                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                                AUGUST  , 1997

================================================================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     SEC registration fee............................................. $ 38,125
     NASD filing fee..................................................   13,082
     Blue Sky fees and expenses.......................................    5,000*
     Accounting fees and expenses.....................................   20,000*
     Legal fees and expenses..........................................   75,000*
     Miscellaneous....................................................   48,793*
                                                                       --------
     Total............................................................ $200,000
                                                                       ========

  All such expenses will be borne by the Selling Stockholders.
--------
* Estimated

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 145 of the Delaware Corporation Law provides that a Delaware corporation may indemnify any person against expenses, judgments, fines and settlements actually and reasonably incurred by any such person in connection with a threatened, pending or completed action, suit or proceeding in which he is involved by reason of the fact that he is or was director, officer, employee or agent of such corporation, provided that (i) he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal action or proceeding, he had no reasonable cause to believe his conduct was unlawful. If the action or suit is by or in the name of the corporation, the corporation may indemnify any such person against expense actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation for negligence or misconduct in the performance of his duty to the corporation, unless and only to the extent that the Delaware Court of Chancery or the court in which the action or suit is brought determines upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expense as the court deems proper.

  Article XI, Section 1 of the Company's By-Laws provides for indemnification of its directors and officers to the fullest extent permitted by the Delaware Corporation Law. In accordance with the Delaware Corporation Law, the Company's Certificate of Incorporation, as amended, limits the personal liability of its directors for violations of their fiduciary duty. The Certificate of Incorporation eliminates each director's liability to the Company or its stockholders for monetary damages except (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under the section of the Delaware law providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions, or (iv) for any transaction from which a director derived any improper personal benefit. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence.

  This provision will not, however, limit in any way the liability of directors for violations of the Federal officers to indemnify them to the maximum extent permitted by Delaware law.

  The form of Underwriting Agreement, filed as Exhibit 1 hereto, provides for the indemnification of the Company, its control persons, its directors and certain of its officers by the Underwriters against certain liabilities, including liabilities under the Securities Act.

ITEM 16. EXHIBITS.

 EXHIBIT
 NUMBER                        DESCRIPTION
 -------                       -----------
  1      Form of Underwriting Agreement.+
  5      Opinion of Barry C. Cosgrove.+
 23.1    Consent of Price Waterhouse LLP.
 23.2    Consent of KPMG Peat Marwick LLP.
 23.3    Consent of Barry C. Cosgrove (included in Exhibit 5).+
 24      Power of Attorney with respect to the Company.+
 27      Financial Data Schedule.+

--------

+ Previously filed as an exhibit to this Registration Statement on Form S-3.

ITEM 17. UNDERTAKINGS.

  The undersigned registrant hereby undertakes:

  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

    (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

    (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

    (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or
Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

  (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (4) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (5) To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act.

  (6) That for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT NO. 1 TO REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED IN THE CITY OF TORRANCE, STATE OF CALIFORNIA ON THE 14TH DAY OF AUGUST, 1997.

                                          TOTAL RENAL CARE HOLDINGS, INC.

                                                 /s/ Barry C. Cosgrove
                                          By___________________________________

                                                  Barry C. Cosgrove

                                              Vice President, General Counsel

                                                    and Secretary

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

              SIGNATURE                        TITLE                   DATE

                                       Chairman of the
               *                        Board, Chief            August 14, 1997
-------------------------------------   Executive Officer,
        VICTOR M.G. CHALTIEL            President and
                                        Director (Principal
                                        Executive Officer)

                                       Vice President,
      /s/ John E. King                  Finance and Chief       August 14, 1997
-------------------------------------   Financial Officer
            JOHN E. KING                (Principal
                                        Financial Officer
                                        and Principal
                                        Accounting Officer)

                                       Director
                 *                                              August 14, 1997
-------------------------------------
           MARIS ANDERSONS

                                       Director
                 *                                              August 14, 1997
-------------------------------------
           PETER T. GRAUER

                                       Director
                 *                                              August 14, 1997
-------------------------------------
        REGINA E. HERZLINGER

                                       Director
                 *                                              August 14, 1997
-------------------------------------
        SHAUL G. MASSRY, M.D


       /s/ Barry C. Cosgrove
* By: __________________________
           Barry C. Cosgrove
           Attorney-in-Fact

                               INDEX TO EXHIBITS

 EXHIBIT
 NUMBER                        DESCRIPTION
 -------                       -----------
  1      Form of Underwriting Agreement.+
  5      Opinion of Barry C. Cosgrove.+
 23.1    Consent of Price Waterhouse LLP.
 23.2    Consent of KPMG Peat Marwick LLP.
 23.3    Consent of Barry C. Cosgrove (included in Exhibit 5).+
 24      Power of Attorney with respect to the Company.+
 27      Financial Data Schedule.+

--------

+ Previously filed as an Exhibit to this Registration Statement on Form S-3.